
10035571

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

CM

SEC FILE
NUMBER 8- 66655

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Colchester Securities, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

Suite 210, 121 Summit Avenue
(No. and Street)

Summit (City) New Jersey (State) 07901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Hopkins 908-608-1113
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Siana, Carr & O'Connor, LLP

(Name - *if individual, state last, first, middle name*)

1500 East Lancaster Avenue, Suite 202, (Address) Paoli, (City) Pa. (State) 19301 (Zip Code)

SEC
Mail Processing
Section
MAR 01 2010
Washington, DC
120

CHECK ONE:

- o Certified Public Accountant
- o Public Accountant
- o Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement offacts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/23/2010

OATH OR AFFIRMATION

I, Thomas J. Hopkins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Colchester Securities, LLC as of December 31st of, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title Managing Director



BERNICE WOODS
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires May 15, 2012

Notary Public

This report ** contains (check all applicable boxes):

(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement ofIncome (Loss).
(x) (d) Statement of Changes in Financial Condition.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
(x) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.\
(x) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation of the Computation ofN et Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240. 17a-5(e)(3).*

Financial Report

COLCHESTER SECURITIES, LLC

December 31, 2009 and 2008

SIANA CARR & O'CONNOR, LLP

CERTIFIED PUBLIC ACCOUNTANTS

COLCHESTER SECURITIES, LLC

Financial Statements and Supplementary Financial Information

December 31, 2009 and 2008

and

INDEPENDENT AUDITOR'S REPORT

INDEX

SIANA
CARR &
O'CONNOR, LLP

Certified Public Accountants

Members of:
American Institute of Certified Public Accountants
Pennsylvania Institute of Certified Public Accountants
Private Companies Practice Section of American Institute of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Member
Colchester Securities, LLC
Summit, New Jersey

We have audited the accompanying statements of financial condition of Colchester Securities, LLC as of December 31, 2009 and 2008, and the related statements of operations, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Colchester Securities, LLC as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Siana Carr & O'Connor, LLP
SIANA CARR & O'CONNOR, LLP

February 5, 2010

1500 E. Lancaster Avenue, Paoli, Pennsylvania 19301 Telephone: 610-296-4200 Fax: 610-296-3659 Email: solutions@scocpa.com

COLCHESTER SECURITIES, LLC
Statements of Financial Condition
December 31, 2009 and 2008

	2009	2008
Assets:		
Cash	$157,496	$176,673
Total assets	$157,496	$176,673
Liabilities and member's equity		
Liabilities:		
Accounts payable and accrued expenses	$ 6,000	$ 6,611
Member's equity	151,496	170,062
Total liabilities and member's equity	$157,496	$176,673

(The accompanying notes are an integral part of these financial statements.)

COLCHESTER SECURITIES, LLC
Statements of Operations
For the Years Ended December 31, 2009 and 2008

	2009	2008
Revenues:		
Interest income	$ 3,058	$ 4,212
Total revenues	3,058	4,212
Expenses:		
Dues and subscriptions	915	565
Insurance	587	587
Professional development	106	106
Professional fees	8,016	7,142
Shared expenses	12,000	12,000
Total expenses	21,624	20,400
Net loss	$(18,566)	$(16,188)

(The accompanying notes are an integral part of these financial statements.)

COLCHESTER SECURITIES, LLC
Statements of Changes in Member's Equity
For the Years Ended December 31, 2009 and 2008

Balance - January 1, 2008	$186,250
Net loss	(16,188)
Balance - December 31, 2008	170,062
Net loss	(18,566)
Balance - December 31, 2009	$151,496

(The accompanying notes are an integral part of these financial statements.)

COLCHESTER SECURITIES, LLC
Statements of Cash Flows
For the Years Ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities:		
Net loss	$(18,566)	$(16,188)
Adjustments to reconcile net loss to net cash used by operating activities:		
Increase (decrease) in:		
Accounts payable and accrued expenses	(611)	311
Net cash used by operating activities	(19,177)	(15,877)
Net decrease in cash	(19,177)	(15,877)
Cash - beginning of year	176,673	192,550
Cash - end of year	$157,496	$176,673

(The accompanying notes are an integral part of these financial statements.)

(1) NATURE OF OPERATIONS

Colchester Securities, LLC (the Company) was organized on August 20, 2004 to provide investment banking services in the areas of restructurings, recapitalizations, merger and acquisitions, as well as private placement services to corporate clients nationwide. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

No fee revenues were recognized for either of the years ended December 31, 2009 or 2008. When such revenues exist, these consist principally of transaction fees, which are recognized when a transaction has been completed and the amount is reasonably determinable, and retainers, which are recognized over the term of the agreement. Transaction fees are generally based upon the size of the transaction for advisory assignments and on the amount of capital being raised in a private placement. In certain cases, a fixed transaction fee may be agreed upon with the client. Retainer fees are generally based upon an estimate of the time and effort which will be expended prior to the closing of a transaction.

Income taxes

The Company has elected under the Internal Revenue Code to be a non-taxpaying entity (a partnership) for federal and state income tax purposes. Earnings and losses are included in the member's income tax returns.

(3) RELATED PARTY TRANSACTIONS

Expense sharing

In accordance with an expense agreement dated November 30, 2004, the Company reimburses its sole investing member, an entity also related through common management, for the Company's allocated share of certain occupancy expenses paid by this entity. Amounts incurred under this agreement totaled $12,000 for each of the years ended December 31, 2009 and 2008. No amounts were owed to the member in accordance with this agreement at December 31, 2009 and 2008. Had the Company been operating autonomously, its financial position and results of operations could have been different as of December 31, 2009 and 2008 and for the years then ended.

(4) LIMITED LIABILITY COMPANY

Since the Company is a limited liability company, the member shall not be liable for the debts, liabilities, contracts or other obligations of the Company except to the extent of any unpaid capital contributions such member has agreed to make to the Company. In addition, no manager shall be liable for the debts, liabilities, contracts or other obligations of the Company. Neither any manager nor any officer, member, employee, agent, representative or affiliate of a manager shall have any liability to the Company or the member of any loss, cost or expense suffered or incurred by the Company or the member that arises out of or relates to any action or inaction of any such person provided that there was no gross negligence or willful misconduct on the part of such person.

The duration of the Company is perpetual.

(5) NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and a ratio of aggregate indebtedness to net capital, not exceeding 15 to 1. At December 31. 2009, the Company had net capital, as defined, of $151,496 which was $146,496 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .04 to 1 as of December 31, 2009.

The SEC customer protection rule (Rule 15c3-3) requires the maintenance of reserves for customer accounts and sets forth specific guidelines regarding the possession of securities. The Company is exempt from this rule under section (k)(2)i which provides an exemption for broker-dealers who do not hold customer funds or safekeep customer securities but maintain "Special Accounts for the Exclusive Benefit of Customers." Therefore, Schedules II and III on pages 9 and 10 are not applicable.

(6) CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash balances at one financial institution located in Jersey City, New Jersey. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2009, the Company did not have any uninsured cash balances.

(7) SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 5, 2010, the date which the financial statements were available to be issued.

SUPPLEMENTARY

FINANCIAL

INFORMATION

COLCHESTER SECURITIES, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2009

Net capital:	
Member's equity	$151,496
Less - member's equity not allowable for net capital	-0-
Member's equity qualified for net capital	151,496
Less - non-allowable assets	-0-
Net capital	$151,496
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 6,000
Total aggregate indebtedness	$ 6,000
Computation of basic net capital requirement:	
Net capital requirement	$ 5,000
Net capital	151,496
Excess of net capital	$146,496
Excess of net capital at 1000%	$150,896
Ratio of aggregate indebtedness to net capital	.04 to 1

Schedule II

COLCHESTER SECURITIES, LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2009

Not Applicable: The Company does not hold customer funds or safekeep customer securities but maintains "Special Accounts for the Exclusive Benefit of Customers".

COLCHESTER SECURITIES, LLC
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2009

Not Applicable: The Company does not hold customer funds or safekeep customer securities but maintains "Special Accounts for the Exclusive Benefit of Customers".

COLCHESTER SECURITIES, LLC
Notes to Supplemental Schedules
December 31, 2009

Reconciliation of the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2009 FOCUS Part IIA filing.

Computation of net capital December 31, 2009, previously reported on Form X-17A-5 (unaudited)	$157,496
Audit adjustment to accrue additional expenses	(6,000)
Audited computation of net capital	$151,496